King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

March 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 filed by Exterran Corporation

Ladies and Gentlemen:

This letter is being submitted in connection with the filing of a Registration Statement on Form S-4 (the “Registration Statement”) by Exterran Corporation (“Exterran”) and certain of its wholly-owned subsidiaries related to a proposed offer to exchange senior notes and related guarantees registered under the Securities Act of 1933, as amended (the “Securities Act”), for certain senior notes and related guarantees previously issued in transactions exempt from registration under the Securities Act. On behalf of Exterran, we acknowledge that we will not seek effectiveness of the Registration Statement until Exterran has filed its Definitive Proxy Statement relating to its 2018 annual meeting of stockholders with the Securities and Exchange Commission including all information required to be incorporated by reference in Part III of Exterran’s Annual Report on Form 10-K for the year ended December 31, 2017.

Very truly yours,

/s/ Zachary L. Cochran

cc:	Valerie L Banner

Kelly M. Battle

(Exterran Corporation)

Keith M. Townsend

(King & Spalding LLP)